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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a - 16 AND 15d - 16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

SEPTEMBER 18, 2001                              COMMISSION FILE NUMBER 001-11145

                               BIOVAIL CORPORATION
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

             2488 DUNWIN DRIVE, MISSISSAUGA, ONTARIO L5L 1J9, CANADA
              (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES AND ZIP CODE)


       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (416) 285-6000


           INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL
            FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F

                          FORM 20-F   X     FORM 40-F
                                    -----             -----

INDICATE BY CHECK MARK WHETHER FOR REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g 3-2 (b) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                                 YES          NO   X
                                     -----       -----


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                        BIOVAIL CORPORATION INTERNATIONAL
                                QUARTERLY REPORT

THIS REPORT OF FOREIGN ISSUER ON FORM 6-K IS INCORPORATED BY REFERENCES INTO THE REGISTRATION STATEMENT ON FORM S-8 OF BIOVAIL CORPORATION (REGISTRATION NO. 333-92229).

                           PART II - OTHER INFORMATION

99.A     ON SEPTEMBER 17, 2001, THE COMPANY ANNOUNCED THE APPROVAL BY THE BOARD
OF DIRECTORS;

    o    TO REPURCHASE UP TO $120 MILLION OF THE COMPANY'S OUTSTANDING
         COMMON SHARES

    o    CHANGES IN COMPANY MANAGEMENT

THE PRESS RELEASE ISSUED BY THE COMPANY AND FILED WITH THE CANADIAN SECURITY ADMINISTRATORS AND STOCK EXCHANGES (NYSE / TSE) ATTACHED AS REFERENCE.


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                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                               Biovail Corporation

September 18, 2001                             By  /s/  JOHN R. MISZUK
                                                   -------------------------
                                                   John R. Miszuk
                                                   Vice President, Controller


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